John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone:  913.660.0778   Fax:  913.660.9157
john.lively@1940actlawgroup.com

December 1, 2011

Ms. Deborah O’Neal-Johnson.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Brown Capital Management Mutual Funds (formerly, The Nottingham Investment Trust II) (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Ms. O’Neal-Johnson:

On July 28, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 57 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 58 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of (i) adding a new share class to each series portfolio of the Trust, and (ii) making changes to each series portfolio of the Trust in connection with a proxy statement that has been filed with the Commission and will be mailed to shareholders in mid- to late September.1

On September 14, 2011, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. You indicated that you had no comments on the Trust’s statement of additional information. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

1.	The Commission provided comments to the proxy statement on July 28, 2011 and a response letter and revised proxy statement will be filed with the Commission prior to any distribution of same to shareholders.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
December 1, 2011

General Comments

1.	Comment: Please be sure the Trust makes an XBRL format filing after the 485(b) filing is made.

Response: The Trust will make the required XBRL filing.

2.	Comment: Please be sure to include the Tandy representations following your responses to the comments.

Response: The Trust has included such representations at the end of this letter.

Prospectus

Summary — Mid-Cap Fund — Fees and Expenses of the Fund

3.	Comment: On page 1 (and as applicable to each Fund in the prospectus), under “Annual Fund Operating Expenses” please confirm there is no acquired fund fees and expenses information to present.

Response: The Trust confirms that the Fund’s investments in acquired funds do not exceed 0.01% and, as such, do not need to be presented in the fee table.

4.

Comment:    On page 1 (and as applicable to each Fund in the prospectus), please clarify the language in footnote 2 regarding the Advisor’s agreement to reduce fees “for certain months” in connection with the Expense Limitation Agreement.

Response: The Trust has revised the disclosure as you have requested.

5.

Comment:    On page 1 (and as applicable to each Fund in the prospectus), in footnote 2, please disclose weather acquired fund fees and expenses should be an expense that is carved out of the Expense Limitation Agreement.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: On page 1 (and as applicable to each Fund in the prospectus), in footnote 2, please describe the terms of the reimbursement arrangement.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Please confirm that the fee waiver will only be applied in year 1 of the Expense Example amounts.

Response: The Trust confirms that only the data expressed in year 1 of the Expense Example reflects the fee waiver.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
December 1, 2011

8.	Comment: On page 4, please provide a telephone number if the Advisor provides updated performance information by telephone.

Response: The Advisor does not, at this time provide such a telephone number and as such has not revised the disclosure.

Summary - Small Company Fund - Fees and Expenses of the Fund

9.	Comment: On page 4 under “Annual Fund Operating Expenses,” remove the fee waiver line items if there is no waiver amount to deduct.

Response: The Trust has revised the disclosure as you have requested.

Summary - International Equity Fund - Principal Investment Strategies

10.	Comment: On page 12, please disclose whether the country of domicile is the only factor the Advisor considers in determining whether a company is a non-U.S. company.

Response: The Advisor has confirmed that country of domicile is the only factor considered in determining whether a company is a non-U.S. company.

11.	Comment: Does the Fund invest in emerging market securities and, if so, please add appropriate risk disclosure.

Response: The Fund does invest in securities of issuers located in emerging markets and risk disclosure to this effect has been included in the prospectus.

Summary - Tax Information

12.

Comment:    On page 16, in the paragraph entitled “tax information,” please disclose that shareholders who invest in the Funds through tax-deferred products may be subject to taxation if they withdraw amounts from those products.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: On page 27, please revise the paragraph on the Expense Limitation Agreements to reflect comments made earlier relating to acquired fund fees and expenses.

Response: The Trust has revised the disclosure as you have requested.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
December 1, 2011

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively